Exhibit 1

PRESS RELEASE

Cyren to Present at Upcoming Investor Conferences

McLean, VA – November 8, 2016 – Cyren (NASDAQ: CYRN) today announced its scheduled participation at three security-focused investor conferences:

  7th Annual Craig-Hallum Alpha Select Conference – November 16, 2016 – Sheraton Times Square Hotel, New York City – Chairman and CEO Lior Samuelson to present at 10:40 a.m., with simultaneous webcast on the investor relations section of Cyren’s website. For more information, visit http://www.craig-hallum.com/alpha-select/are-you-an-alpha-select-company/

  13th Annual Imperial Capital Security Investor Conference (SIC) – December 8, 2016 – Waldorf Astoria Hotel, New York City – Presentation time to be announced on the investor relations section of Cyren’s website. For more information, visit http://imperialcapital-sic.com/

  2016 Cowan and Company Networking and Cybersecurity Summit – December 13-14, 2016 – W Hotel, New York City – Presentation time to be announced on the investor relations section of Cyren’s website.

Each of the conferences will provide timeslots for current and potential investors to schedule one-on-one meetings with Chairman and CEO Lior Samuelson and CFO Mike Myshrall. To schedule a meeting or request more information, contact Cyren Investor Relations at ir@cyren.com.

For those unable to participate in the conferences or live webcasts, an archived copy of the company presentation and webcast will be provided on the investor relations section of Cyren’s website at www.cyren.com/ir.html.

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security as a service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Israel Investor Contact:

Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com